FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                Filed pursuant to Section 16(a) of the Securities
                   Exchange Act of 1934, Section 17(a) of the
           Public Utility Holding Company Act of 1935 or Section 30(f)
                      of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*

    TPG Advisors II, Inc.
    201 Main Street, Suite 2420
    Fort Worth, TX  76102

2.  Date of Event Requiring Statement (Month/Day/Year)

    12/14/99

3.  IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)


4.  Issuer Name and Ticker or Trading Symbol

    Magellan Health Services, Inc. (MGL)

5.  Relationship of Reporting Person to Issuer
    (Check all applicable)

            |_| Director                               |X| 10% Owner
            |_| Officer (give title below)             |_| Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

    7/19/99


7.  Individual or Joint/Group Filing (Check applicable line)

               Form filed by One Reporting Person
            |X|Form filed by More than One Reporting Person

             Table I - Non-Derivative Securities Beneficially Owned

   1.   Title of Security                2.   Amount of Securities  3.  Ownership         4.   Nature of Indirect
        (Instr. 4)                            Beneficially Owned        Form:  Direct          Beneficial Ownership
                                              (Instr. 4)                (D) or Indirect        (Instr. 5)
                                                                        (I) (Instr. 5)
        Series A Cumulative                                                                    Through funds managed
        Convertible Preferred  Stock          59,063 shares             I                      by Reporting Person













*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of     2.  Date Exercisable and      3.   Title and Amount       4.  Conversion    5.  Ownership Form of   6.  Nature of
    Derivative       Expiration                     of Securities              or                 Derivative             Indirect
    Security         Date                           Underlying Derivative      Exercise           Security:  Direct      Beneficial
    (Instr. 4)      (Month/Day/Year)                Security (Instr. 4)        Price of           (D) or Indirect (I)     Ownership
                                                                               Deri-vative        (Instr. 5)             (Instr. 5)
                                                                               Security

                  Date Exer-   Expira-                             Amount
                  cisable      tion                                or
                               Date                Title           Number
                                                                   of
                                                                   Shares

     Option (a)   (b)          (b)        Series A Cumulative      21,000      $1,000 per             I                   Through
                                          Convertible Preferred                share                                      funds
                                                Stock                                                                     managed by
                                                                                                                          Reporting
                                                                                                                          Person




     Explanation of Responses:

(a) TPG Advisors II, Inc. expressly disclaims beneficial ownership of the Option.

(b) The Option becomes exercisable upon the occurrence of certain events, none of which has occurred as of the date hereof.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person

TPG ADVISORS II, INC.

By: /s/ Richard A. Ekleberry
    -------------------------
Name:  Richard A. Ekleberry
Title: Vice President
Date:  December  21, 1999